SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):   N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):   N/A

     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

*  Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

SIGNATURE

Ad-hoc publication pursuant to section 15 of the German Securities Trading Act	Bayer AG Investor Relations 51368 Leverkusen Germany www.investor.bayer.com

Bayer AG: LANXESS spin-off legally effective

Leverkusen, January 28, 2005

The spin-off of the LANXESS subgroup took legal effect on January 28, 2005 upon its entry in the commercial register for Bayer AG. The chemicals and polymers activities of the LANXESS subgroup relating to the spun-off assets and liabilities have thus been legally transferred from Bayer AG to LANXESS AG. In return, all the shares of LANXESS AG are being allotted to Bayer AG stockholders in the ratio of one LANXESS share for every ten Bayer shares held. For technical reasons the allotment will not take place until after the close of trading today. The number of LANXESS shares to be allotted to each Bayer stockholder is dependent on the number of Bayer shares held by such stockholder at that time.

All the shares of LANXESS AG are to be admitted on January 28, 2005 to the Prime Standard sub-segment of the official market segment (Amtlicher Markt) of the Frankfurt Stock Exchange. Trading in the shares of LANXESS AG is scheduled to commence on January 31, 2005. From that day forward, Bayer AG shares are to be quoted “ex-spin-off”. On January 28, 2005 trading in LANXESS AG shares is not yet possible and Bayer shares will continue to be traded “cum LANXESS”.

Bayer AG
D-51368 Leverkusen
Germany

ISIN: DE0005752000
WKN: 575 200
Listing: Official market Frankfurt sub-segment entailing additional post-admission obligations (Prime Standard) Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Paris; Swiss Exchange; London; Antwerpen; Brüssel; Amsterdam; Luxemburg; Mailand; Madrid; New York

This ad-hoc publication is neither an offer to sell nor an invitation to purchase any type of securities. In particular, it is not an offer for the sale of securities in the United States. Securities may not be offered or sold in the United States except with prior registration or with an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither LANXESS AG nor Bayer AG intends to register any securities of LANXESS AG in the United States or to conduct a public offering of securities in the United States or any other jurisdiction.

Bayer Investor Relations contacts:
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Ute Krippendorf (+49-214-30-33021)
Ilia Kürten (+49-214-30-35426)
Judith Nestmann (+49-214-30-66836)

Forward-looking statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ ppa. Alexander Rosar
	Name:	Alexander Rosar
	Title:	Head of Investor Relations

By:	/s/ Dr. Armin Buchmeier
	Name:	Dr. Armin Buchmeier
	Title:	Senior Counsel

Date: January 28, 2005